EXHIBIT 99.1(a)
Convenience translation from Hebrew

In the Tel Aviv	Winding-Up 22665-07-13
District Court	Before the Honorable Judge Orenstein
Application no. 38

In the matter of:	The Companies Law, 1999

And in the matter of:	The Companies Ordinance [New Version], 1983

And in the matter of:	Yoav Kfir, CPA, receiver for the companies:

Alvarion Ltd., Public Company no. 51-172231-6
Alvarion Israel (2003) Ltd., Private Company no. 51-338651-6
Wavion Ltd., Private Company no. 51-292195-8
Of 26 Givat Yishayahu, Mobile Post Emek Ha'ella
Tel: 02-9955666; fax: 02-9955777

(Hereinafter: the "Receiver")
And in the matter of:	Silicon Valley Bank, a member of SVB Financial Group
Represented by Raved Magriso Benkel & Co. Advocates Of 37 Shaul Hamelech Blvd., Tel Aviv Tel: 03-6060260; fax: 03-6060266
(Hereinafter: the "Secured Creditor")
And in the matter of:	The employees of Alvarion Ltd. (Winding-Up 26572-07-03)
	1.	Represented by Ofir Ronen, Adv. and others
Of 52 Ibn Gvirol St., Tel Aviv Tel: 03-6911808; fax: 03-6964670
	2.	Represented by Avital Dichter, Adv.
Of 19 Leonardo da Vinci St., Tel Aviv 6473318 Tel: 03-5605577; fax: 153-3-5605577
(Hereinafter: the "Alvarion Employees")
And in the matter of:	The employees of Wavion Ltd.
	1.	Represented by Avital Dichter, Adv.
Of 19 Leonardo da Vinci St., Tel Aviv 6473318 Tel: 03-5605577; fax: 153-3-5605577
	2.	Represented by Eran Atlas, Adv.
Of 9 Habankim St., Haifa 33855 Tel: 04-8511424; fax: 04-8511423
(Hereinafter: the "Wavion Employees")
And in the matter of:	The Official Receiver
Of 2 Hashlosha St., Tel Aviv Tel: 03-6899695; fax: 02-2462505
(Hereinafter: the "Official Receiver")

NOTICE OF A PROPOSAL FOR COMPOSITION AND MEETINGS OF CREDITORS
AND MOTION FOR POWERS TO COVENE MEETINGS OF CREDITORS AND EXAMINE DEBT CLAIMS

Further to the Honorable Court's decision of September 4, 2013 and further to the hearing before the Honorable Court on November 11, 2013, the undersigned, receiver for the companies Alvarion Ltd., public company no. 51-172231-6 (hereinafter: the "Company"), Alvarion Israel (2003) Ltd., private company no. 51-338651-6 and Wavion Ltd., private company no. 51-292195-8 (hereinafter jointly, including the Company: the "Companies"), respectfully requests that the Honorable Court instruct as follows:

Convenience translation from Hebrew

A.
To approve that in view of the time constraints with respect to convening meetings of creditors, the meetings of creditors shall be held before the debt claims are filed and each creditor's share of the debt examined, and that the total amount owed, for voting purposes only, shall be determined (pursuant to an agreement with the Official Receiver) in accordance with the Company's ledgers.

B.	To empower the undersigned with the powers set forth in the law for the purpose of furthering and executing the composition with creditors and examining the debt claims.

C.
To approve the issue of a permanent winding up order for the Companies, which, upon its award, shall at this stage be stayed for 90 days, and to the extent that the composition with creditors is approved, shall be altogether stayed, all in accordance with Section 271 of the Companies Ordinance.

D.	To convene a meeting of shareholders simultaneously with the convening of the meeting of creditors.

A.           General

1.
On September 4, 2013 the Honorable Court approved the buyer's offer to acquire the assets of the Companies, in accordance with the arrangement set forth in the detailed applications submitted by the undersigned on the matter.

2.
In accordance with the outline of the acquisition offer, which was approved by the Honorable Court in its abovementioned decision (hereinafter: the "Acquisition Transaction", and the documents of this transaction, hereinafter: the "Acquisition Documents"), the assets and operations of the Companies, save for exceptions which were expressly mentioned, were transferred in the framework of a sale in accordance with Section 34A of the Sale Law, 1968 (sale of the assets included within the bounds of the encumbrances, for which realization the Receiver was appointed), and not by way of approval of a composition with creditors.

3.
In addition to the outline for the sale of the assets of the Company, the acquisition offer includes the possibility of the allotment of most of the Company's shares to the buyer, subject to the execution of a composition with creditors and receipt of the meetings of creditors' approval thereof.

4.
As described in the acquisition offer which was approved by the Honorable Court, a composition of creditors is an additional component in the acquisition offer and does not constitute an essential condition for the approval of the acquisition which was granted.

5.
In the hearing held on September 4, 2013 the Honorable Court granted the undersigned its approval to submit a proposal for a composition with creditors, as set forth in the acquisition offer, by October 2, 2013 (with this period being subsequently extended until November 6, 2013), and instructions were also given with respect to the announcements. It was further determined that after the meetings and subject to the votes, the undersigned would petition for the continued approval of the composition.

6.
The undersigned respectfully clarifies that in accordance with the Acquisition Documents which were approved by the Honorable Court, the proposed composition applies to the Companies in receivership. According to information disclosed to the undersigned, Alvarion Israel (2003) has no assets or activity, while the activity of Wavion, a subsidiary of Alvarion, prior to the award of the receivership order, was assimilated in Alvarion's operation, to the point of inability to clearly differentiate between the Company's activity and that of Wavion. It is noted that at the time, Wavion was fully acquired by Alvarion. It appears that from the commercial aspect, Wavion's operation was, in practice, merged with the operation of the Company, although the corporate separation remained in place. Wavion was also managed by the management of the Company. To the best of the undersigned's knowledge, Wavion retained a small number of assets and debts to the Secured Creditor jointly and severally with Alvarion and the other companies of the group, debts to the employees and to the Chief Scientist. In light of the foregoing, the undersigned was not delivered up-to-date ledgers of this company. As described, the Secured Creditor was repaid in full and the debt to the Chief Scientist is assigned, in accordance with the R&D Law, to the buyer, in such manner that it would appear that the Company's only creditors are the Company's employees, who supported the receivership proceeding and sale of the assets in their entirety. Conversely, Wavion has retained a number of assets, most of them technology and patents.

Convenience translation from Hebrew

7.
In light of the foregoing, it appears that it would be right, in this case, to execute a comprehensive composition with creditors for the two Companies jointly, in accordance with the economic significance of their joint, commercially merged, operation, and also in accordance with the sale of the assets of the Companies in one piece noting the minor implications – if any – of the payment of dividends to the creditors as a result of a joint settlement.

8.	On November 6, 2013 the undersigned submitted a proposal for a composition of creditors and the convening of meetings of creditors.

9.
On November 11, 2013 another hearing was held before the Honorable Court, in which the Honorable Court instructed the undersigned, in the framework of the proposed composition, to also convene a meeting of shareholders and submit an amended proposal until the hearing scheduled for December 2, 2013. Therefore, the undersigned respectfully submits an amended proposal, as follows:

B.	Particulars of the Proposed Composition with Creditors

(i)	The Considerations

10.	According to the approved Acquisition Documents, the following considerations shall be paid in respect of the approval of the composition with creditors:

10.1
The sum of NIS 6.25 million, which shall be received on the closing date subject to the approval of the composition with creditors as set forth in the Acquisition Documents. It is noted that in accordance with the provisions of the documents relating to the acquisition of the assets, this amount is paid in any event to the Receiver, and there are scenarios in which it is paid above and beyond the minimum amount of the consideration, as described in the Acquisition Documents.

10.2
15% of the shares of the Company after the composition, which shall be allotted to the Receiver for the Company's creditors, with the assets enumerated in clause 50 below being injected into the Company.

(ii)           The Amounts of the Debt

11.
According to the information given to the undersigned by the Companies, the Companies' total debt to their creditors is today approximately $25 million, according to the following breakdown. It is emphasized that the final amounts owed shall be decided after the process of examination and decision on the debt claims has been completed.

11.1	A secured debt of approximately $3.06 million (to Silicon Valley Bank, the Secured Creditor).

11.2	A debt of approximately $9 million to preferential creditors:

11.2.1	The Company's employees – approximately NIS 3.4 million.

11.2.2	The Wavion Employees – approximately NIS 1.3 million.

11.2.3	Rent – approximately NIS 2 million.

11.2.4	Municipal rates and taxes – approximately NIS 155 thousand.

11.2.5	Taxes – approximately NIS 2 million.

11.3	A debt of approximately $6 million to alleged lien creditors.

Convenience translation from Hebrew

11.4	A debt of approximately $13.5 million to ordinary creditors.

(iii)	The Receiver's Fee

12.
The Receiver shall receive a fee in accordance with the Companies Regulations (Rules on the Appointment of Receivers and Liquidators and Their Compensation), 1981 (hereinafter: the "Compensation Regulations") out of the coffer of the composition with creditors. Additionally, for the examination of employees' debt claims, the Receiver shall, in accordance with the powers granted to him for the execution of the composition with creditors, receive the sum of NIS 262 in respect of each debt claim pursuant to Regulation 9A of the Compensation Regulations. This fee shall be paid following the Honorable Court's approval in a separate application and shall be set off from the balances available for distribution to all creditors. It is noted that the amounts in this motion do not refer to the fee, which is a function of the considerations and the composition, to the extent that it is approved.

13.
As part of the composition, the Company's creditors shall agree to waive any and all arguments and/or claims against the undersigned and/or his team in connection with their actions for the formulation and execution of the composition with creditors.

(iv)	Outcome of the Approval of the Composition and Absence of Claims

14.
The debts in the composition shall be provable debts in winding up, in accordance with the accepted rules in winding up. Payment to creditors in the implementation of the composition shall be deemed payment of a winding-up dividend and shall be governed by the rules applying to a dividend paid on winding up.

The proposal for the composition exhausts the rights of the creditors of the Companies, the cause whereof falls until the closing date. The Companies shall be exempt from any and all debts and claims against them, the cause whereof falls prior to the closing date and any creditor whose cause of action against the Companies was created prior to this date may not be paid by the Companies other than in the framework of this proposal for settlement. It is understood that the composition coffer shall bear all liabilities of the Company and/or subsidiaries in receivership, the cause whereof is until the closing date, as defined below:

14.1
The "Closing Date" shall fall 3 days after the fulfillment of the following terms and conditions and submission of the following approvals, provided, however, that all terms and conditions set forth in this clause below shall be fulfilled by no later than January 13, 2014:

14.1.1	Approval of the composition in meetings of creditors in accordance with Section 350 of the Companies Law, 1999 (hereinafter: the "Companies Law").

14.1.2
The composition is granted force of judgment in accordance with Section 350 by the competent court, and a judgment in which framework the court approves the composition with creditors is signed by the court.

14.1.3
Allotment of shares of the Company in a manner which procures that after the allotment (in full dilution) 75% of the issued share capital of the Company is held by the buyer, 10% of the issued share capital of the Company – by the present shareholders of the Company, and 15% of the issued share capital of the Company – by the Receiver for the benefit of the Company's creditors; all the abovementioned shares being transferred in accordance with Section 34A of the Sale Law, 1968, the shares being free and clear of any and all restrictions. The buyer intends to allot stock options to the employees of the Company for a total of up to 10% of the shares of the Company, which shall be exercisable two years after the date of allotment thereof, and in such case all of the Company's shareholders shall be diluted in the future accordingly. The conditions for exercise shall be formulated and presented on the date of the meeting of creditors. For the purpose of approving the foregoing, the undersigned shall convene a meeting of shareholders in addition to the meeting of creditors, which shall decide in regard to this component of the offer.

Convenience translation from Hebrew

14.1.4
A court order instructing the expungement or removal of the attachments, pledges, encumbrances, liens and caveats imposed on the shares of the Companies in receivership and their assets, save and except for charges entered in the Receiver's favor in the Acquisition Documents.

14.1.5
Fulfillment of the suspending conditions for the purpose of continued trading in the Company's shares on the stock exchange in the US and the Tel Aviv Stock Exchange, in accordance with clause 53.2 below.

14.1.6	Payment of the consideration as provided in clause 10 above.

15.	It is understood that this composition with creditors shall not derogate from the arrangement with respect to the patents and inventory set forth in the Acquisition Documents.

16.
Payment to the creditors of the Companies in receivership shall be made in accordance with the provisions of the composition, exclusively out of the composition coffer and/or compensation paid by the National Insurance Institute, and the entire consideration less the expenses of the composition shall serve to pay the creditors of the Companies in receivership as approved by the Receiver in the debt decisions and subject to the priority rules set forth in the law and/or in accordance with the provisions of the composition with creditors which is approved by the court.

17.
All debts of the Companies which are not included in the debts to be settled shall be null and void, and the creditors owed such debts shall have no right of action and/or demand against the Companies and/or the Receiver.

18.
Upon the approval of the composition the Companies shall be exempt, with the court's approval, from any and all liabilities and/or debts, the cause whereof precedes the date of the receivership order (including causes arising as a result of the execution of the composition and completion of this Agreement), all in such manner that immediately after the closing date, the Companies shall remain without liabilities, the cause whereof precedes the closing date, save and except for liabilities applying thereto in accordance with the Acquisition Documents.

19.
Approval of the composition constitutes a waiver by all creditors of the Companies of any and all kinds, including secured creditors, ordinary creditors, preferential creditors, shareholders, officeholders, employees and/or any and all creditors of any and all kinds, including creditors owed a debt or obligation, present or future, certain or conditional, in such manner that all liabilities of the Companies with respect to a debt or obligation, present or future, certain or conditional, shall be cleared and transferred to the composition coffer. The creditors of the Companies shall, in the framework of the composition, give their consent that any and all liens entered in their favor and arising from the debts of the Companies shall be expunged, save and except for debts to the Chief Scientist, whereto the provisions contained in the Acquisition Documents shall apply.

20.
All charges and/or liens and/or any and all other registrations imposed on the registered capital of the Companies shall be removed, and all charges recorded in the Companies' register of charges which were entered on the assets of the Companies (insofar as any exist) in favor of the Companies' creditors with respect to the liabilities thereof shall be expunged, save and except for charges which shall be entered in the Receiver's favor in the framework of the Acquisition Documents by no later than the date of removal of the liens as provided in clause 19 above.

21.
All assets of the Companies (insofar as any exist) as well as shares of the Companies shall be free and clear of any and all attachments, pledges, liens, levies, debts, encumbrances, claims, preferential rights, preemptive rights, rights of refusal, rights of first offer, tagalong rights, options, anti-dilution rights, blocking arrangements or any other or additional rights or arguments of any third party of any and all kinds, it being agreed that with respect to the patents and inventory the mechanism set forth in the acquisition agreement shall apply, without derogating from the Receiver's charges pursuant to the Acquisition Documents.

Convenience translation from Hebrew

22.
The court's approval that upon approval of the composition with creditors it shall not be possible to file claims against the Companies, the cause whereof is prior to the Closing Date, and any and all such claims may be filed with the Receiver only, by virtue of his duty as such or by virtue of his duty as trustee for the performance of the composition with creditors, and in any case it shall not be possible to be repaid by the Companies. The composition shall exhaust the rights of all creditors of the Companies in the period until the date of award of the receivership order, including debts arising from the composition proceedings and accordingly, the aforesaid shall not be creditors of the Company and they shall have no claims and/or arguments and/or demands against the Companies, including with respect to failure to report as required by law and the results of such failure to report.

23.
Without derogating from the foregoing, it is understood that commencing on the Closing Date, no proceeding shall be instituted and/or continued by all creditors against the Companies in respect of past debts (debts which cause is prior to the Closing Date, hereinafter: "Past Debts"); all proceedings pending in the courts against the Companies shall be expunged, including cancellation of any provisional remedy awarded prior to that date; all collection proceedings adopted against the Companies shall be discontinued and canceled (including collection proceedings by virtue of the Income Tax Ordinance (Collection)); all execution files opened by all creditors against the Companies shall be closed and all arbitration and/or mediation proceedings against them shall be discontinued, all in all aspects related to Past Debts.

24.
Any and all arguments against the Companies in receivership, their activity, conduct, reports to the public, etc. in respect of the period prior to the Closing Date shall not be valid, and the Companies shall not be subject to any argument of such kind and/or any sanction in connection therewith.

25.
Without derogating from the generality of the foregoing, the composition coffer shall be exclusively liable for any and all arguments and/or demands raised in regard to the Companies' tax assessments and/or their tax liabilities with respect to their operations until the Closing Date (and including with respect to the performance of the composition and closing of the transaction), and no tax authority (Income Tax, VAT, Property Tax, Capital Gains Tax, Purchase Tax, deductions, National Insurance and any and all other tax authorities) may make any demand of the Companies in connection with the composition proceeding and the performance thereof.

26.
Upon the approval of the composition any and all options (insofar as any exist) for the purchase of shares of the Company or any right to the receipt (for a consideration or gratis) of securities of the Company and/or the subsidiaries granted to any of the Company's employees, managers, controlling shareholders, creditors or any third party prior to the Closing Date shall be cancelled.

27.
The allotted shares which shall be allotted to the buyer and to the Receiver for the benefit of the creditors of the Company in accordance with this Agreement shall be free and exempt and released from any and all restrictions, subject to the provisions of American and Israeli law.

28.
The Company's bylaws shall be amended in such manner that the registered share capital of the Company shall be increased to the number of shares required for the allotment and dilutions (and for consolidation of the share capital of the Company to the extent that this is required by the buyer).

29.
Upon the approval of the composition, the buyer may appoint directors on its behalf and replace the Company's auditors in accordance with the buyer's request. For as long as the Receiver holds 15% of the shares of the Company for the benefit of the creditors, the Receiver shall be entitled to appoint one director on his behalf in the Company, such right being personal to the Receiver in his capacity as such and for as long as he holds such shares, and it may not be transferred to any third party whatsoever, including to the creditors of the Company.

30.
It is emphasized that the Receiver shall have access to all documents of the Company prior to the date of the composition with creditors for the purpose of performing his duties, and the Company shall permit such access, including to the Company's IT systems, and the Company shall fully cooperate with the Receiver.

Convenience translation from Hebrew

31.
Rights of action, insofar as any exist, against officeholders and directors of the Company prior to the Closing Date shall not be transferred to the buyer, and the Receiver may act as required against such officeholders and directors.

32.	Insofar as there are any restrictions on the bank accounts of the Companies, such restrictions shall be expunged upon the approval of the composition with creditors.

33.
As required by any law and/or if required for the purpose of or in connection with trading in the Company's shares on NASDAQ and/or the Tel Aviv Stock Exchange, then, subject to the approval of the composition with creditors, the Receiver (under this title or as trustee for the performance of the composition with creditors) shall take action for the preparation of the financial statements and shall submit them, as well as any and all other reports required of the Company by any law, in Israel and in the US, in respect of the period until the Closing Date. The buyer shall reasonably assist the Receiver in this by providing information with the assistance of its employees. It is understood that to the extent that it shall not be possible to prepare the above reports despite the Receiver's best efforts, the composition with creditors shall not be valid and this shall not constitute a violation by the Receiver.

(v)	Payments Dates of the Considerations to the Creditors and Sequence of Payments

34.
It is emphasized that most of the considerations designated to be paid to the creditors of the Companies originate in the Acquisition Transaction. As set forth in the Acquisition Documents approved by the Honorable Court on September 4, 2013, minimum amounts totaling NIS 38 million shall be paid in installments until the end of 2014 (hereinafter: the "Minimum Consideration"), in addition to other payments payable by virtue of the Acquisition Documents. The first installment in the amount of NIS 12.5 million was paid to the Receiver on September 17, 2013.

(a)	Secured Creditor – Expected Dividends of Approximately 100%

35.
The Secured Creditor is expected to receive dividends in the amount of its entire debt (100%) in respect of the receipt of the payments from the buyer by virtue of the Acquisition Transaction, the dates whereof in accordance with the Acquisition Documents being November 30, 2013 and December 31, 2013.

(b)	Preferential Creditors – Expected Dividends of Approximately 100%

36.
The preferential debt shall be paid to the creditors out of the proceeds on account of the consideration by virtue of the Acquisition Transaction, which are expected to be transferred to the receivership coffer by the end of the second quarter of 2014, on or about such date, subsequent to the examination of the debt claims.

37.
In regard to the employees of the Companies, in relation to the debts in excess of the preferential amounts payable to the Alvarion Employees and the Wavion Employees up to the ceiling of the National Insurance Institute benefit in the amount of approximately NIS 105 thousand per employee, the undersigned shall request the issue of permanent winding up orders for the companies Alvarion Ltd., Alvarion Israel (2003) Ltd. and Wavion Ltd., which shall at this stage be stayed for 90 days and to the extent that the composition with creditors is approved, shall be altogether stayed, all in accordance with Section 271 of the Companies Ordinance, in order to enable the employees of the Companies to take action to procure payment of the debts to them through the National Insurance Institute benefit and for this purpose only.

Convenience translation from Hebrew

(c)	Alleged Lien Creditors – Expected Dividends of Approximately 100%

38.
As set forth in the Acquisition Documents, the buyer has the right to make payments in respect of inventory which has been encumbered by third parties, including the companies Ionics, Plastronics, R.H. Electronics and Flying Cargo, in accordance with the provisions of the Acquisition Documents.

39.
It is emphasized that there are agreements with some of these parties for a further debt write-off after the inventory has been released from encumbrance, and subject to such write-off it shall be possible to settle ordinary debt claims on a larger scale.

40.	Therefore, to the extent that the buyer shall seek to purchase these inventories, a dividend of approximately 100% can be expected for these creditors.

(d)	Ordinary Creditors

41.	Employees of Alvarion Ltd.:

The debt to the employees above the preferential ceiling, of ordinary debt rank, is estimated at approximately NIS 2.7 million.

42.	Employees of Wavion Ltd.:

The debt to the employees above the preferential ceiling, of ordinary debt rank, is estimated at approximately NIS 2.9 million.

43.	The remaining creditors:

43.1
After payment to the creditors mentioned in clauses 35 to 42 above, there will remain amounts designated for payment to the other creditors of the Company, save and except for those set forth above, in which respect specific mechanisms have been determined.

43.2
It is noted that the ordinary creditors also include creditors who had raised arguments relating to rights in the assets which were sold in the framework of the sale to the buyer. To the extent that it is established that there is any substance to these arguments, these creditors shall have the right to receive an additional consideration from the composition coffer insofar as it is determined in the debt decision in favor of those assets, above and beyond the dividends that shall be paid to them by virtue of their being ordinary creditors.

(vi)           Examination of Debt Claims

44.
Creditors may file debt claims within 90 days from the date of approval of the composition with creditors by the court. Such debt claims shall be examined and decided within a further 90 days, i.e. up to 180 days from the date of approval of the composition with creditors by the Honorable Court.

45.	The undersigned shall have the power to request additional material from the creditor and/or to receive additional material from any source.

46.	Creditors shall have the possibility to appeal the debt decision in their regard within 45 days, at the district court.

(vii)	Debts after the Composition with Creditors

47.
The undersigned has clarified at length in prior judicial documents filed by him that the shares of the public company are an additional asset which may serve as a source for payment to the creditors of the Company. It is noted, as aforesaid, that the Company's debts are estimated at approximately $25 million, such that the proceeds of the sale shall in any case not cover all of these debts. At the same time, to realize this asset by way of an allotment of shares at a rate of approximately 75% to the buyer, a composition of creditors is required so that the Company shall be "purged" of its liabilities after the composition, save and except for specific liabilities as set forth in the proposal.

Convenience translation from Hebrew

48.
Upholding the composition with creditors by way of the allotment of shares to the buyer and the allotment of 15% of the shares of the Company to the creditors' coffer in the framework thereof, is, therefore, another optional phase which may inject additional funds into the receivership/composition coffer.

49.
It is further emphasized that those 15% of shares which are to be allotted in favor of another source for the ordinary creditors of the Company shall be lost if the composition with creditors is not completed. The Receiver is of the opinion that to the extent that the composition is completed, those 15% shall form another asset able to yield additional proceeds and enrich the composition coffer.

50.
The buyer intends to continue to take action, together with the Receiver, in order to enable the Company to continue to be traded on the main list on NASDAQ in the US after January 13, 2014. To the extent that NASDAQ does not approve continued trading in the Company's shares on the main list after January 13, 2014 and the Company is delisted from trade on this list but continues to be traded on a different list on NASDAQ, the buyer shall commit to injecting activity and assets into the Company so that 15% of the Company's shares held by the Receiver for the Company's creditors shall be worth at least US$300,000 within some 3 months after January 13, 2014. To the extent that on that date the value of 15% of the Company's shares held by the Receiver is lower than US$300,000 (hereinafter: the "Minimum Share Price") according to the average trading price of the share in the 7 trading days preceding that date, the Receiver shall have the right to demand that the buyer purchase the shares from him at the Minimum Share Price within a further 30 days. Where the buyer does not buy the shares in this period, the Receiver may cancel the composition with creditors and in such case, the activity and assets injected into the Company shall be returned to the buyer and the shares allotted to the buyer shall be transferred to the Receiver.

51.
It is further noted that in the framework of the composition and immediately after the approval thereof and subject to the buyer's compliance with the terms and conditions thereof, all of the Company's debts shall be written off and all proceedings against it shall be stayed, such that the Company shall be "purged of debts" save and except for the payment of regular royalties to the Chief Scientist (but in any case, the buyer shall not bear the payments in accordance with Section 47(B) of the Encouragement of Industrial Research and Development Law) as set forth in the Acquisition Documents.

52.
Additionally, it is emphasized that the composition shall not derogate from the rights of the undersigned and/or third parties to investigate and institute proceedings to the extent that this is required against officeholders, directors and the insurance company in respect of omissions prior to the date of the receivership order.

(viii)	Suspending Condition for the Composition with Creditors

53.
The validity of the composition with creditors and the implementation thereof shall be conditional upon the realization of the following suspending conditions by January 13, 2014 (subject to any extension whereto the buyer shall agree):

53.1	Winding-up orders shall be issued for the Companies, these orders being stayed in accordance with the provisions of clause 37 above and in the manner prescribed therein.

53.2
Approval by NASDAQ in the US and by the Tel Aviv Stock Exchange for continued regular and systematic trading in the Company's shares both on NASDAQ and on the Tel Aviv Stock Exchange shall remain in effect, such that despite the composition with creditors and the issue of a winding-up order for the Company and the permanent stay thereof, the Company shall be deemed a listed company, "alive" and active in all respects.

Convenience translation from Hebrew

For the avoidance of doubt, it is understood that in any case where the issue of a winding-up order against the Company shall be detrimental to regular and systematic trading in the Company's shares this composition shall not take effect.

C.	Motion to Convene Meetings of Creditors on the Basis of the Debt Entered on the Company's Ledgers

54.
As mentioned in the decision of September 4, 2013, the Honorable Court approved that the undersigned would submit a proposal for a composition with creditors by October 2, 2013 (extended until November 6, 2013) and instructed the undersigned with respect to the publication of notices of the meetings in the press and convening them 14 days after the date of publication.

55.
The undersigned shall request of the Honorable Court that in these circumstances and noting that we are dealing with a receivership proceeding, the amount of the debt for the purpose of convening the meetings and for voting purposes only shall be determined in accordance with the Company's ledgers, which are expected to be credible in view of it being a public company subject to reporting obligations, including the publication of audited statements, without obliging the Company's creditors to file debt claims at this stage.

56.
In this context, it is noted that the subject arose in a discussion of September 2, 2013, but no decision was made. However, in view of the short timeline for convening the meetings on the one hand and the great deal of time required for the purpose of examining the debt claims on the other (which, it is reasonable to assume, will not be accepted in full), it is clear that at this stage, the amount of the debt can be determined only in accordance with the Company's ledgers.

57.
It is understood that entitlement in practice to receive dividends shall be decided in the framework of debt claims which shall be submitted and examined in the framework of the winding up/composition case, in accordance with the dates set forth in the law and separate from the proceedings of approval of the composition with creditors.

D.	Motion for Powers for the Execution of the Composition with Creditors and Examination of the Debt Claims

58.	As mentioned, the Honorable Court granted the undersigned the powers set forth in the law for the purpose of convening and publicizing the meetings of creditors.

59.	It is further emphasized that the process of the sale of the Company's assets, which includes another proposal for a composition with creditors, has been approved and its implementation has begun.

60.
As the proposal for a composition with creditors is a component of the acquisition offer and is involved in the sale process, which was approved, realization of the composition, clarification and decision of the debt claims, as well as the supervision of the implementation of the composition, should reasonably and fittingly be performed by one functionary, i.e. the Receiver, through to the completion thereof.

61.
The undersigned is of the view that the division of powers between two functionaries is liable to hamper the process, and as far as he is concerned it would be fitting that one party continue to be in charge of both the sale process and its completion and the composition with creditors it involves.

62.
Therefore, the Honorable Court is requested to grant the undersigned the powers granted in the law for the purpose of executing the composition with creditors and clarifying and deciding the debt claims.

E.	General

63.
It is emphasized that in any case of contradiction on this subject between the composition with creditors and the agreement for the acquisition of the assets, the agreement for the acquisition of the assets shall prevail. In this context it is understood that the provisions of this composition shall not derogate from the Receiver's rights in accordance with the Acquisition Documents, including charges and the arrangement with respect to the patents and inventory, all as provided in the Acquisition Documents.

Convenience translation from Hebrew

F.	Epilogue

64.
As described above, the undersigned and his team have succeeded in formulating an outline for the sale of assets which was approved and its implementation has begun, such that within a short time and with maximum certainty, the creditors of the Company shall receive considerable sums able to pay, one hundred percent, the Secured Creditor and preferential creditors, and perhaps even alleged lien creditors. Additionally, the remaining creditors of the Company will be able to benefit from a considerable dividend subject to the receipt of the various proceeds and examination of the debt claims.

65.
The proposed composition with creditors also offers an additional consideration to the ordinary creditors of the Company, such that they will be able to benefit from an additional dividend and from the consideration of the exercise of 15% of the shares of the Company after the composition, which are able to yield additional value.

66.	Therefore, it appears that the proposed composition is beneficial to the creditors of the Company.

67.
This being the case, it is of extreme urgency – and in order to comply with the terms and conditions of the offer – that the Honorable Court's approval for the convening of the meetings of creditors be received.

68.	In light of all of the foregoing, the Honorable Court is requested to instruct as set forth in the preamble to this motion.

69.	It is just and fitting to accede to that which is requested.

Tel Aviv, December 1st, 2013
Yoav Kfir, CPA Receiver